新鴻基地產發展有限公司

Sun Hung Kai Properties Limited

RECEIVED

Your Ref.: 82-1775

Our Ref. : CSD/KW/MKK/S20

2008 JUN 25 A 10:40

In reply ☞ Please quote our reference number on the letter and envelope.

Beijing 2008

19 June 2008

Securities & Exchange Commission [redacted]
Office of International Corporate Financ
Room 3094 - Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08003382

SUPPL

BY COURIER

Dears Sirs

Re: Sponsored ADR Program

We enclose for your records a copy of our Company's announcement of today's date. This is to supplement our submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yours faithfully
For and on behalf of
SUN HUNG KAI PROPERTIES LIMITED

PROCESSED
JUN 26 2008
THOMSON REUTERS

Katherine Wong
Deputy Company Secretary

Enc

dlw 6/25

香港港灣道三十號新鴻基中心四十五樓
電話：二八二七 八一一一　圖文傳真：二八二七 二八六二
網頁：http://www.shkp.com　電子郵件：shkp@shkp.com

45/F., SUN HUNG KAI CENTRE, 30 HARBOUR ROAD, HONG KONG.
TEL: 2827 8111 FAX: 2827 2862
WEBSITE: http://www.shkp.com E-MAIL: shkp@shkp.com

IA179/3000/P/12-07/MK

Sun Hung Kai Properties Limited

(incorporated in Hong Kong with limited liability)
(Stock Code: 16)

CHANGE OF COMPANY SECRETARY

The board of directors (the "**Board**") of Sun Hung Kai Properties Limited (the "**Company**") announces that Mr. LAI Ho-kai, Ernest has retired from the position as the Company Secretary of the Company with effect from 19 June 2008. The Board would like to take this opportunity to thank Mr. Lai for his valuable contribution he made to the Company.

The Board also announces that Mr. YUNG Sheung-tat, Sandy has been appointed as the Company Secretary of the Company with effect from 19 June 2008. Mr. Yung, qualified as a solicitor of Hong Kong for more than 20 years, joined the Company in 1996. He is also the Group General Counsel of the Company.

By the order of the Board
KWOK Ping-luen, Raymond
Vice Chairman & Managing Director

Hong Kong, 19 June 2008

As at the date hereof, the Board of the Company comprises seven Executive Directors, being KWOK Ping-kwong, Thomas, KWOK Ping-luen, Raymond, CHAN Kai-ming, CHAN Kui-yuen, Thomas, KWONG Chun, WONG Yick-kam, Michael and WONG Chik-wing, Mike; seven Non-Executive Directors, being KWONG Siu-hing, KWOK Ping-sheung, Walter, LEE Shau-kee, WOO Po-shing (WOO Ka-biu, Jackson being his Alternate Director), LI Ka-cheung, Eric, KWAN Cheuk-yin, William and LO Chiu-chun, Clement and four Independent Non-Executive Directors, being CHUNG Sze-yuen, YIP Dicky Peter, WONG Yue-chim, Richard and CHEUNG Kin-tung, Marvin.

END